FANVIEW SPORTS, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018 AND THE PERIOD FROM INCEPTION TO DECEMBER 31, 2017

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

FANview Sports, Inc.
Index to Financial Statements
(unaudited)

	Pages
Independent Accountants' Review Report	1
Balance Sheets	2
Statements of Operations	3
Statements of Stockholders' Deficit	4
Statements of Cash Flows	5
Notes to the Financial Statements	6



dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Stockholders
FANview Sports, Inc.
Beverly Hills, California

We have reviewed the accompanying financial statements of FANview Sports, Inc. (the "Company"), an S Corporation, which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 2018 and the period from May 22, 2017 (Inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

May 31, 2019

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com

Santa Monica Newport Beach San Diego

FANVIEW SPORTS, INC.
BALANCE SHEETS
(unaudited)

	December 31, 2018	December 31, 2017
Assets		
Current assets:		
Cash	$ 1,202	$ 12,684
Total current assets	1,202	12,684
Total assets	$ 1,202	$ 12,684
Liabilities and Stockholders' Deficit		
Current liabilities:		
Related party payable	$ 11,009	$ 23,190
Total current liabilities	11,009	23,190
Commitments and contingencies (Note 3)	-	-
Stockholders' Deficit:		
Common stock, $0.00001 par value, 10,000,000 shares authorized, 6,266,668 and 5,683,334 shares issued and outstanding, respectively	63	57
Additional paid-in capital	167,802	51,808
Accumulated deficit	(177,672)	(62,371)
Total stockholders' deficit	(9,807)	(10,506)
Total liabilities and stockholders' deficit	$ 1,202	$ 12,684

See accompanying independent accountants' review report and notes to the financial statements

FANVIEW SPORTS, INC.
STATEMENTS OF OPERATIONS
(unaudited)

	For the Year Ended December 31, 2018	For the Period from May 22, 2017 (Inception) Through December 31, 2017
Revenues	$ -	$ -
Operating Expenses:		
General and administrative	48,709	15,371
Sales and marketing	7,640	1,000
Research and development	58,952	46,000
Total operating expenses	115,301	62,371
Net loss	$ (115,301)	$ (62,371)

See accompanying independent accountants' review report and notes to the financial statements

FANVIEW SPORTS, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
(unaudited)

| | Common Stock | | | | |
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance at May 22, 2017 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of founder's shares	5,100,000	51	(51)	-	-
Issuance of common stock	583,334	6	24,994	-	25,000
Contributed capital	-	-	26,865	-	26,865
Net loss	-	-	-	(62,371)	(62,371)
Balance at December 31, 2017	5,683,334	57	51,808	(62,371)	(10,506)
Issuance of common stock	583,334	6	34,994	-	35,000
Contributed capital	-	-	81,000	-	81,000
Net loss	-	-	-	(115,301)	(115,301)
Balance at December 31, 2018	6,266,668	$ 63	$ 167,802	$ (177,672)	$ (9,807)

FANVIEW SPORTS, INC.
STATEMENTS OF CASH FLOWS
(unaudited)

	For the Year Ended December 31, 2018	For the Period from May 22, 2017 (Inception) Through December 31, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (115,301)	$ (62,371)
Changes in operating assets and liabilities:		
Related party payable	(12,181)	23,190
Net cash used in operating activities	(127,482)	(39,181)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributed capital	81,000	26,865
Proceeds from sale of common stock	35,000	25,000
Net cash provided by financing activities	116,000	51,865
Increase (decrease) in cash	(11,482)	12,684
Cash, beginning of period	12,684	-
Cash, end of period	$ 1,202	$ 12,684
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

FANview Sports, Inc. was formed on May 22, 2017 ("Inception") in the State of California. The financial statements of FANview Sports, Inc. (which may be referred to as "Fanview", the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Beverly Hills, California.

FANview is an innovative team-focused game for fans to engage with their favorite team. As an alternative to fantasy sports, fans pick individual and team performances each week for their favorite team to accumulate points. NFL football is the first FANview Sport to be released, serving the largest fan base in the United States, but the FANview concept translates well to other sports and leagues. FANview Sports went live to the app store for iOS and Android in October 2018 for the NFL season. While the current application does not generate revenues, it is being used to build a large active user base for future revenue-generating opportunities including advertising and in-app promotions.

Management Plans and Going Concern
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated revenues from principal operations and has not yet proved the viability of its business model. Because losses will continue until such time that profitable operations can be achieved, the Company is reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the sale of equity and/or debt securities. If the Company cannot raise additional short-term capital, it may consume all of its cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of planned operations, which could harm the business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: technological changes, consumer tastes and trends, consumer acceptance, and competition from other companies. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with accounting principles U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Internal Use Software

We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification ("ASC") 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. No costs have been capitalized to date.

Revenue Recognition

The Company intends to earn revenues from advertising and in-app promotions in addition to other opportunities that the Company is investigating. The Company will recognize revenue from these sources when (a) persuasive evidence that an agreement; (b) the products have been delivered which occurs when the agreed upon service is performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Advertising

The Company expenses the cost of advertising and promotions as incurred. For the year and period ended December 31, 2018 and 2017, advertising expense was $7,640 and $1,000, respectively.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of third party costs associated with the development of our mobile app and related updates, maintenance, and improvements. We expense these costs as incurred until viability of revenue generation from the resulting product has been assured.

Income Taxes
The Company is taxed as an S-Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since 2017. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

Cash
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Suppliers
For the year and period ended December 31, 2018 and 2017, one developer represented approximately 80% and 100%, respectively, of application development costs. Management does not believe a loss of this developer would have a material effect on the Company.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' DEFICIT

Common Stock
As of December 31, 2018 and 2017, the Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.00001.

As of December 31, 2018 and 2017, the Company had 6,266,668 and 5,683,334 shares of common stock issued and outstanding, respectively. During the year and period ended December 31, 2018 and 2017, the Company sold 583,334 and 583,334 shares of common stock for total proceeds of $35,000 and $25,000, respectively. During the period ended December 31, 2017, the Company issued 5,100,000 founder shares to the Company's Chief Executive Officer and Founder. See Note 5 for amounts contributed by the Chief Executive Officer and Founder.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the year and period ended December 31, 2018 and 2017, the Company's Chief Executive Officer and Founder contributed $81,000 and $26,865, for a total contributed amount of $107,865 as of December 31, 2018. These amounts are considered contributed capital. Subsequent to December 31, 2018, he contributed an additional $28,000 to the Company to fund operations. He has also paid for expenses on behalf of the Company with a credit card in his name for which the Company repays monthly. These are reflected as a related party payable in the accompanying balance sheets.

See accompanying independent accountants' review report

The Company's Chief Executive Officer and Founder also provides office space as needed without cost to the Company.

During the period ended December 31, 2017, the Company sold 500,000 shares of common stock for proceeds of $20,000 to a relative of the Chief Executive Officer and Founder.

NOTE 6 – SUBSEQUENT EVENTS

See Note 5 for amounts contributed to the Company.

The Company has evaluated subsequent events that occurred after December 31, 2018 through May 31, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.